Exhibit 99.3

Mazor Robotics Ltd.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 p.m. EST on December 22, 2017)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of Mazor Robotics Ltd. registered in the name of the undersigned on the books of the Depositary as of the close of business on November 27, 2017 at the Annual and Extraordinary General Meeting of the Shareholders of Mazor Robotics Ltd. to be held on December 27, 2017 or any postponement or adjournment thereof in respect of the resolutions specified on the reverse.

NOTES:

1.
Please direct the Depositary how it is to vote by placing an “X” in the appropriate box opposite each agenda item. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.

2.
It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.

Voting material available online. See address below. https://www.mazorrobotics.com/index.php/investors-relations/shareholder-meetings

(Continued and to be marked, dated and signed, on the other side)

Annual and Extraordinary General Meeting of the
 Shareholders of Mazor Robotics Ltd.
Date:	December 27, 2017
See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

		For	Against	Abstain
1.
To consider and act upon a proposal to approve the re-appointment of Somekh Chaikin, Certified Public Accountants (Israel), a member of KPMG International, as the independent public accountants of the Company for the year ending December 31, 2017, and until the next annual general meeting of the shareholders of the Company, and to receive information regarding their remuneration.
		☐	☐	☐
2.
To consider and act upon a proposal to re-appoint Mr. Jonathan Adereth, to hold office as director for an additional term, commencing on the date of the Meeting until the next Annual General Meeting of Shareholders or until his successor has been duly appointed.
		☐	☐	☐
3.
To consider and act upon a proposal to re-appoint Mr. Ori Hadomi (“Hadomi”), to hold office as director for an additional term, commencing on the date of the Meeting until the next Annual General Meeting of Shareholders or until his successor has been duly appointed.
		☐	☐	☐
4.
To consider and act upon a proposal to re-appoint Mr. Michael Berman, to hold office as director for an additional term, commencing on the date of the Meeting until the next Annual General Meeting of Shareholders or until his successor has been duly appointed.
		☐	☐	☐
5.
To consider and act upon a proposal to re-appoint Ms. Sarit Soccary Ben-Yochanan, to hold office as director for an additional term, commencing on the date of the Meeting until the next Annual General Meeting of Shareholders or until her successor has been duly appointed.
		☐	☐	☐
6.
To consider and act upon a proposal to re-appoint Mr. Gil Bianco as an external director of the Company until the next Annual General Meeting of Shareholders or until his successor has been duly appointed.
		☐	☐	☐
		Yes	No
	6A. Are you a controlling shareholder or do you have a personal interest in this resolution*	☐	☐
		For	Against	Abstain
7.
To consider and act upon a proposal to approve an update of the employment agreement of Hadomi as the Company’s Chief Executive Officer (“CEO”), so that as of January 1, 2018, the CEO monthly fixed salary will be increased to NIS 90,000.
		☐	☐	☐
		Yes	No
	7A. Are you a controlling shareholder or do you have a personal interest in this resolution*	☐	☐
		For	Against	Abstain
8.	To consider and act upon a proposal to approve a grant of options to purchase up to 50,000 of the Company’s ordinary shares to the Company’s CEO.	☐	☐	☐
		Yes	No
	8A. Are you a controlling shareholder or do you have a personal interest in this resolution*	☐	☐
		For	Against	Abstain
9.	To consider and act upon a proposal to approve an amended compensation policy for Directors and Officers.	☐	☐	☐
		Yes	No
	9A. Are you a controlling shareholder or do you have a personal interest in this resolution*	☐	☐

*The vote of a shareholder, who will not fill in this column or indicate “Yes” without details, will not be taken into account.

Authorized Signatures - This section must be completed for your instructions to be executed.

Please Sign Here	Please Date Above

Please Sign Here	Please Date Above

Annual and Extraordinary General Meeting of the
Shareholders of Mazor Robotics Ltd.
to be held on December 27, 2017
 For Holders as of November 27, 2017

•	Mark, sign and date your Voting Instruction Form.
•	Detach your Voting Instruction Form.
•	Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 pm, New York Time December 22, 2017.

PROXY TABULATOR FOR MAZOR ROBOTICS LTD. P.O. BOX 8016 CARY, NC 27512-9903